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                             September 1, 2022

       Michael S. Dell
       Chairman and Chief Executive Officer
       Dell Technologies Inc.
       One Dell Way
       Round Rock, Texas 78682

                                                        Re: Dell Technologies
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed May 17, 2022
                                                            File No. 001-37867

       Dear Mr. Dell:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment.

               Please respond to this comment by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed May 17, 2022

       General

   1. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                                                              the timeframe
over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how
you apply different oversight standards based upon the
                                                            immediacy of the
risk assessed;
                                                              whether you
consult with outside advisors and experts to anticipate future threats and trends, and how
often you re-assess your risk environment;
                                                              how the board
interacts with management to identify significant emerging risks; and
                                                              whether you have
a Chief Compliance Officer and to whom this position reports.


               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael S. Dell
Dell Technologies Inc.
September 1, 2022
Page 2

      Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-
3412 with any questions.



FirstName LastNameMichael S. Dell                       Sincerely,
Comapany NameDell Technologies Inc.
                                                        Division of Corporation
Finance
September 1, 2022 Page 2                                Disclosure Review
Program
FirstName LastName